# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Scilex Holding Co, CIK 0001820190
CUSIP: 80880W205
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 960 San Antonio Road, Palo Alto, California (CA), 94303
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001213900-25-004622
Filed by CIK 0001176309

## Reporting persons
- Oramed Pharmaceuticals Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 437,510; shared voting power 0; sole dispositive power 437,510; shared dispositive power 0; aggregate amount beneficially owned 437,510 (4.9% of the class)

## Item 1. Issuer
Name of issuer: Scilex Holding Co
Address of issuer's principal executive offices: 960 San Antonio Road, Palo Alto, CA 94303

## Item 2. Person Filing
Name of person filing: Oramed Pharmaceuticals Inc. (the "Reporting Person")
Address of principal business office or, if none, residence: 1185 Avenue of the Americas, Third Floor, New York, NY 10036
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Rows 5 through 9 of the cover page for the Reporting Person and is incorporated herein by reference. The amount beneficially owned is comprised of 437,510 shares of common stock, par value $0.0001 per share ("Common Stock") of Scilex Holding Co (the "Issuer") issuable upon exercise of warrants and conversion of convertible notes held by the Reporting Person that are exercisable within 60 days of the date on which this Schedule 13G has been filed with the Securities and Exchange Commission ("SEC").
Percent of class: The information required by Item 4(b) is set forth in Row 11 of the cover page for the Reporting Person and is incorporated herein by reference. The percent of class beneficially owned reported in Row 9 of the cover page for the Reporting Person is calculated based on 8,491,267 shares of Common Stock outstanding as of December 5, 2025, as reported by the Issuer in its Prospectus filed pursuant to Rule 424(b)(3) with the SEC on December 29, 2025, plus 437,510 shares of Common Stock issuable upon exercise of warrants and conversion of convertible notes held by the Reporting Person that are exercisable within 60 days of the date on which this Schedule 13G has been filed with the SEC.
Sole power to vote or to direct the vote: 437,510
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 437,510
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Oramed Pharmaceuticals Inc.: /s/ Avraham Gabay, Avraham Gabay, Chief Financial Officer (02/13/2026)